FORM 8-A/A

                                 Amendment No. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          --------------------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                           FARM FAMILY HOLDINGS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)






Delaware                                               14-1789227
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(State of incorporation or organization)     (I.R.S.Employer Identification No.)

344 Route 9W
Glenmont, NY                                             12077
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(Address of principal executive offices)               (Zip Code)




Securities to be registered pursuant to Section 12(b)of the Act:


           Title of each class               Name of each exchange on which
           to be so registered               each class is to be registered
        -------------------------           -------------------------------
Preferred Stock Purchase Rights,              New York Stock Exchange
$0.001 par value


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]


If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:      None

Item 1.  Description of Registrant's Securities to be Registered


     On July 29, 1997, the Board of Directors of Farm Family Holdings, Inc. (the "Company") authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares") of the Company. The dividend was payable on July 29, 1997 to the shareholders of record on July 29, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Cumulative Preferred Stock, par value $.01 per share ("Preferred Shares") of the Company at a Purchase Price (the "Purchase Price") of $90, subject to adjustment in certain circumstances (as defined below). The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") dated as of July 29, 1997 between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").


     Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding, and no separate certificates representing the Rights ("Right Certificates") will be distributed. The Rights will separate from the Common Shares and a "Distribution Date" will occur upon the earlier of
(i) ten business days following a public announcement (the "Shares Acquisition Date") that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person"), or (ii) ten business days (or such specified or unspecified date as may be determined by action of the Board of Directors of the Company) following the commencement or announcement of the intent to commence a tender offer or exchange offer that would result in a person or group of affiliated or associated persons beneficially owning 20% or more of the outstanding Common Shares. Notwithstanding the foregoing, an Acquiring Person does not include (A) the Company or any subsidiary of the Company, (B) any employee benefit plan (including, but not limited to, any employee stock ownership plan) of the Company or any subsidiary of the Company or any person organized, appointed or established by the Company or such subsidiary as a fiduciary for or pursuant to the terms of any such employee benefit plan, or (C) any person who would otherwise be an Acquiring Person but for the good faith determination by the Board of Directors of the Company that such person has become an Acquiring Person inadvertently, provided that such person together with its affiliates and associates divest themselves as promptly as practicable of beneficial ownership of a sufficient number of Common Shares so that such person together with its affiliates and associates beneficially own less than 20% of the Common Shares.


     The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date but prior to the

Distribution Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Right Certificates will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date, and thereafter the Rights will be evidenced solely by such Right Certificates.


     The Rights are not exercisable until the Distribution Date. The Rights will expire on July 29, 2007 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company as described below.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have a right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares having a market value of two times the exercise price of the Right ("Flip-In" Events). From and after the time a person becomes an Acquiring Person all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void.

     At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (excluding Rights of an Acquiring Person that have become void) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all affiliates and associates of such Acquiring Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

     Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Right shall be to receive the number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. In connection with this exchange provision, the Company shall not be required to issue fractions of Common Shares or certificates evidencing fractional Common Shares and, in lieu thereof, an adjustment will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     In the event that, after the Shares Acquisition Date, (a) the Company shall consolidate with, or merge with or into, any other person or persons (other than a subsidiary of the Company) and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (b) any other person or persons (other than a subsidiary of the Company) shall consolidate, merge with or into the Company and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the common stock shall be changed into or exchanged for stock or other securities of any other person or persons or cash or any other property, or (c) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer), in one or more transactions, assets, cash flow or earning power aggregating more than 50% of its assets, cash flow or earning power to any other person or persons (other than the pro rata distribution by the Company of assets (including securities) of the Company or any of its subsidiaries to all holders of the Company's common stock), the Rights Agreement provides that each holder of a Right (other than Rights owned by an Acquiring Person which will have become void) shall be entitled to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) equal to twice the exercise price of the Right ("Flip-Over" Events).


     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of Preferred Shares, or (iii) in case the Company shall fix a record date to distribute to all holders of the Preferred Shares evidences of indebtedness or assets (other than a regular periodic cash dividend or dividends payable in Preferred Shares) or subscription rights or warrants (other than those referred to above). The number of Rights and number of Preferred Shares issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Shares.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price. No fractional Preferred Shares will be issued and in lieu thereof, an adjustment will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon redemption of the Rights, the Rights will terminate and the only privilege of the Rights holders will be to receive the $.001 redemption price. The date on which Rights are redeemed is referred to herein as the "Redemption Date".


     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, other than rights resulting from such holder's ownership of Common Shares, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     The Rights and the Rights Agreement may be amended in any respect whatsoever (including, without limitation, any extension of the period in which the Rights may be redeemed) at any time prior to such time any person becomes an Acquiring Person, without the approval of the holders of the Rights. After such time, amendments may only be made to (i) cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement, or
(iii) make any amendments or supplements which the Company and the Rights Agent may deem necessary or desirable which do not adversely affect the interests of the holders of the Rights (other than the Acquiring Person or an affiliate or associate thereof).

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K/A filed on June 14, 1999. A copy of the Rights Agreement is available free of charge from the Company.

Item 2.  Exhibits

4.1 Rights Agreement, dated as of July 29, 1997, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 14, 1999).

99.1 Press release of Farm Family Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 1997).






                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FARM FAMILY HOLDINGS, INC.


                                            By:/s/ Philip P. Weber
                                            ----------------------
                                            Philip P. Weber
                                            President & Chief Executive Officer
Dated June 14, 1999

                                  EXHIBIT INDEX


Exhibit                        Description of Exhibit
-------                        ----------------------

4.1 Rights Agreement, dated as of July 29, 1997, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 14, 1999).

99.1 Press release of Farm Family Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 1997).